UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

Commission File Number	000-49917

Nevada Geothermal Power Inc.

(Translation of registrant’s name in English)

900-409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark Whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEVADA GEOTHERMAL POWER INC.
(Registrant)

Date: April 13, 2007	By: /s/ Brian D. Fairbank
Name: Brian D. Fairbank
Title: President, Chief Executive Officer, Director

On March 31, 2007, Don J. A. Smith resigned as Chief Financial Officer and Secretary of Nevada Geothermal Power Inc. (the “Company”) for personal reasons. There was no disagreement relating to Mr. Smith’s resignation. The Company intends to hire a full-time Chief Financial Officer to replace Mr. Smith’s part-time position.